

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Mr. Anthony Lombardo
President and Chief Executive Officer
HighLight Networks, Inc.
215 South Riverside Dr., Suite 12
Cocoa, FL 32922

> **Re: HighLight Networks, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010, as amended**
> **Filed October 18, 2010**
>
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 333-153575**

Dear Mr. Lombardo:

We issued comments to you on the above captioned filing on November 8, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 4, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 4, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director